SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: October 29, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Vessel Delivery

On October 24, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing the delivery of the Nave Lucida, a 2005-built MR2 product tanker of 47,999 dwt. The Nave Lucida has been chartered out to a high quality counterparty for one year at a base rate of $12,500 (net) per day, plus 100% profit sharing up to $14,000 (net) per day; thereafter, profit sharing will be split 50%/50%. The charterer of the Nave Lucida has been granted an option for an additional year at an increased rate of $13,500 (net) per day, plus 100% profit sharing up to $15,000 (net) per day; thereafter, profit sharing will be split 50%/50%. Navios Acquisition also announced that the Nave Dorado has been chartered to the same high quality counterparty as the Nave Lucida on identical terms. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Preliminary Third Quarter Results

The preliminary financial data included herein has been prepared by, and is the responsibility of, Navios Acquisition’s management. PricewaterhouseCoopers S.A. has not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, PricewaterhouseCoopers S.A. does not express an opinion or any other form of assurance with respect thereto.

The preliminary financial data included herein is subject to adjustments, which could result in changes to the financial results and figures set forth herein. In particular, Navios Acquisition may reclassify non-cash items among one or more of the line items presented in the reconciliation below. As a result of the foregoing factors, Navios Acquisition’s financial results could differ materially from the ranges indicated below.

Navios Acquisition anticipates that its net loss for the three months ended September 30, 2013 was between $3.5 million and $4.5 million, compared to a net loss of $(1.5) million for the three months ended June 30, 2013 and $(1.4) million for the three months ended September 30, 2012 and our EBITDA for the three months ended September 30, 2013 was between $28.6 million and $30.0 million, compared to EBITDA of $29.4 million for the three months ended June 30, 2013 and $24.0 million for the three months ended September 30, 2012. Set forth below is a reconciliation of Navios Acquisition’s anticipated cash provided by operating activities to EBITDA:

	Three month period ended September 30, 2013
	Low	High
Net cash provided by operating activities	1.0	5.0
Net increase/decrease in operating assets/liabilities	13.3	11.0
Net interest cost	15.1	14.8
Amortization of deferred finance cost	(0.8)	(0.8)

EBITDA	28.6	30.0

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File No. 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 29, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated October 24, 2013